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                                                                   EXHIBIT 11.1

                                 TEKGRAF, INC.


                       COMPUTATION OF EARNINGS PER SHARE
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                            FOR THE YEAR ENDED
                                                                               DECEMBER 31,
                                                                        1999       1998      1997
                                                                      -------     ------    ------

         Net income (loss)                                            $(7,118)    $   91    $  (393)

         Basic and diluted weighted average number of common shares
           Common shares                                                6,162      5,889      2,581


         Basic and diluted net income (loss) per share                $ (1.16)    $ 0.02    $  (.15)